Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

March 11, 2011

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Form 10-Q for the Quarterly Period Ended December 31, 2010
File No. 000-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated March 1, 2011. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 33

1.	You indicate in your response to prior comments 1 and 4 that you will expand your MD&A discussion of your effective tax rate. Ensure that your disclosure also addresses the impact on your effective tax rate of emphasizing production and distribution through your regional operational centers; particularly those in Ireland, Singapore and Puerto Rico. Such disclosures seem relevant due to the concentration in these countries and the recent uncertainty associated with the economic conditions and events in Ireland.

Response:

We will ensure that future MD&A disclosures address the impact on our effective tax rate of emphasizing production and distribution through our regional operational centers, particularly those in Ireland, Singapore and Puerto Rico, and any anticipated impact of economic uncertainty.

Financial Condition, page 33

2.	We note your response to prior comment 2. As previously requested, tell us what consideration you gave to discussing the amount of cash and investments that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Response:

As of June 30, 2010, our consolidated liquid assets included $36.8 billion in cash and short-term investments and $7.8 billion in equity and other investments. Of these amounts, approximately $30 billion of cash and short-term investments were held by our foreign subsidiaries and were subject to material repatriation tax effects. The amount of cash and investments held by foreign subsidiaries subject to other restrictions on the free flow of funds was approximately $150 million.

Our domestic cash flows from operations continue to be sufficient to fund not only our operating activities but also our cash commitments for investing and financing activities, such as dividends and debt service. In addition, we have the ability to borrow funds domestically at reasonable rates to fund discretionary investing and financing activities, such as significant share repurchases.

We believe that we have adequate domestic and foreign liquidity, and we believe that our financial statements, accompanying footnotes and MD&A reflect these circumstances. However, in order to provide additional information to investors, in addition to the disclosures proposed in our initial response to your comments, we will disclose in the financial condition section of our MD&A in future filings the amount of cash and investments that are held by our foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Notes to Financial Statements

Note 16 – Segment Information, page 25

3.	We note your response to prior comment 6 indicating that expanded disclosure of the changes in your segment presentation was not necessary because the impact of the changes was not material. Please provide us with your materiality analysis. Address what consideration you gave to each of the significant differences in revenue and provide us with the impact on trends for each of your segments. We specifically note the significant impact on revenue in the Windows & Windows Live and Entertainment and Devices divisions. Furthermore, tell us what consideration you gave to disclosing the impact of these changes in your discussion of segment product revenue/operating income (loss) within your results of operations section in MD&A.

Response:

As requested, please see our materiality analysis in Appendix A, which addresses the differences in revenue and operating income for each operating segment and the associated impact on trends, as well as documents considerations we gave to disclosing the impact of these changes in our MD&A.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

If you have any further questions, please call me at (425) 704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/S/ FRANK BROD
Frank Brod
Corporate Vice President and Chief Accounting Officer

cc:	Peter Klein, Senior Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Senior Vice President and General Counsel

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Appendix A

Analysis of FY 2011 Q1 Segment Reorganizations and Cost Allocation Changes

Background:

Leading a large complex global company operating in a dynamic industry, our CEO (our chief operating decision maker) continuously monitors and assesses the business operations of Microsoft and frequently makes organizational changes. His assessment includes reviewing each segment’s long-term strategy and ensuring that the operations of the segments are properly aligned. Therefore, on a quarterly basis, reorganizations may occur within Microsoft’s business. These reorganizations can be minor in nature (i.e., a small group of 10 individuals moving from one segment to another) to a more sizable change (i.e., moving a certain product from one segment to another). Such organizational changes, and corresponding changes to segment information, reflect how the chief operating decision maker currently evaluates the segments in deciding how to allocate resources and in assessing performance.

When reorganizations occur during a quarter, the results for that quarter are presented as if the reorganization occurred at the beginning of that period. Prior periods are also recast to reflect the reorganization as if it had occurred in the first period reported so that the reported information is comparable.

During the first quarter of Fiscal 2011, we recast certain prior period amounts to conform to the way our CEO internally managed and monitored segment performance during the current period. This included moving Windows Embedded, PC Hardware, and Mac Office from the Entertainment and Devices Division segment to the Server and Tools, Windows and Windows Live, and Microsoft Business Division segments, respectively, as well as intersegment cost allocations between all segments related to the collaborative investment in mobile platform development.

The mobile platform has increasingly become a foundation for information workers and consumers who use our business and enterprise software and services, entertainment services, and search technology to work, have fun, and stay in touch. All of this functionality that has defined the PC experience must now be extended to the mobile device – all with the familiar and dependable Windows backbone and in the cloud. Keeping with our policy that one segment is not solely burdened by the cost of a mutually beneficial activity, we implemented an intersegment mobile platform development cost allocation so that the necessary investment in mobile is shared across the platform.

Quantitative Considerations:

Recasts made in Fiscal Q1 2011 of prior period financial results were primarily attributed to the following reorganizations and cost allocation changes:

•	PC Hardware was moved from Entertainment and Devices Division (EDD) to the Windows & Windows Live Division (WWLD)

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

•	Windows Embedded was moved from EDD to Server and Tools (STB)

•	Mac Office was moved from EDD to the Microsoft Business Division (MBD)

•	Windows Live Mobility was moved from EDD to WWLD

•	Trustworthy Computing was moved from Corporate to STB

•	Health Solutions was moved from Corporate to MBD

•	Retail sales organization was moved from EDD to Corporate with changes in the related intersegment cost allocations

•	eHome (Media Center) was moved from EDD to WWLD with changes in the related intersegment revenue share

•	Mobile platform development cost allocation was implemented as discussed above

Following are quantitative analyses of the impact of the reorganizations and cost allocation changes on our results of operations previously disclosed in our MD&A.

Microsoft Corporation

FY11 Q1 Reorgs and Allocation Changes - Annual Impact on Segments

	Previously Reported		Recasting Impact		Recasted
	Fiscal Year Ended June 30,		Fiscal Year Ended June 30,		Fiscal Year Ended June 30,
(USD in millions)	2010	2009	2010	2009	2010	2009
Revenue
Windows & Windows Live	$18,491	$14,974	$1,014	$880	$19,505	$15,854
Server and Tools	14,866	14,191	512	410	15,378	14,601
Online Services Division	2,199	2,121	2	—	2,201	2,121
Microsoft Business Division	18,642	18,910	434	347	19,076	19,257
Entertainment and Devices Division	8,058	8,035	(1,900)	(1,626)	6,158	6,409
Corporate-level activity	228	206	(62)	(11)	166	195

Total Revenue	$62,484	$58,437	$—	$—	$62,484	$58,437

Operating Income (Loss)
Windows & Windows Live	$12,977	$9,982	$68	$(185)	$13,045	$9,797
Server and Tools	5,491	4,803	(5)	(46)	5,486	4,757
Online Services Division	(2,355)	(1,652)	15	10	(2,340)	(1,642)
Microsoft Business Division	11,776	11,664	(214)	(247)	11,562	11,417
Entertainment and Devices Division	679	108	(74)	242	605	350
Corporate-level activity	(4,470)	(4,542)	210	226	(4,260)	(4,316)

Total Operating Income	$24,098	$20,363	$—	$—	$24,098	$20,363

When the reorganizations and cost allocation changes were made in Q1 FY 2011, we reviewed our MD&A results of operations disclosures in our FY 2010 10-K in conjunction with the table above to determine if there were any significant changes in the trends for each of our segments. We determined that while some amounts in the MD&A changed, the trends discussed within our MD&A did not change for any of the segments. For instance, for our reorganized EDD segment, the significant drivers of the change in revenue for EDD continue to be decreased revenue from Xbox 360 platform and PC games, Zune and Windows Phone. The significant drivers of the change in EDD operating income continues to be lower Xbox 360 console costs, offset in part by increased royalty costs resulting from increased Xbox LIVE digital marketplace third-party content sales and charges resulting from the discontinuation of the KIN phone.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

In addition, we also considered at the impact of the changes in segment revenue and operating income in relation to Microsoft’s consolidated results, as shown in the following table.

Microsoft Corporation

FY11 Q1 Reorgs and Allocation Changes - Annual Impact on Conslidated Results

	Impact of Recasting as a % of Consolidated Results
Fiscal Year Ended June 30,	2010	2009
Revenue
Windows & Windows Live	2%	2%
Server and Tools	1%	1%
Online Services Division	0%	0%
Microsoft Business Division	1%	1%
Entertainment and Devices Division	-3%	-3%
Corporate-level activity	0%	0%
Total Revenue	0%	0%

Operating Income (Loss)
Windows & Windows Live	0%	-1%
Server and Tools	0%	0%
Online Services Division	0%	0%
Microsoft Business Division	-1%	-1%
Entertainment and Devices Division	0%	1%
Corporate-level activity	1%	1%
Total Operating Income	0%	0%

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

The following table represents the quarterly impacts for fiscal year 2010. We noted no impacts to the segment trends.

Microsoft Corporation

FY11 Q1 Reorgs and Allocation Changes - Quarterly FY10 Impact to Segments

Three Months Ended	September 30, 2009		December 31, 2009		March 31, 2010		June 30, 2010
(USD in millions)	Reported	Recast	Reported	Recast	Reported	Recast	Reported	Recast
Revenue
Windows & Windows Live	$2,624	$2,880	$6,904	$7,189	$4,415	$4,661	$4,548	$4,775
Server and Tools	3,434	3,550	3,845	3,973	3,575	3,706	4,012	4,149
Online Services Division	486	487	582	580	566	566	565	568
Microsoft Business Division	4,404	4,514	4,745	4,847	4,243	4,343	5,250	5,372
Entertainment and Devices Division	1,891	1,412	2,902	2,396	1,665	1,197	1,600	1,153
Corporate-level activity	81	77	44	37	39	30	64	22

Total Revenue	$12,920	$12,920	$19,022	$19,022	$14,503	$14,503	$16,039	$16,039

Operating Income (Loss)
Windows & Windows Live	$1,458	$1,483	$5,395	$5,420	$3,061	$3,076	$3,063	$3,066
Server and Tools	1,235	1,237	1,455	1,447	1,255	1,254	1,546	1,548
Online Services Division	(481)	(477)	(465)	(463)	(713)	(710)	(696)	(690)
Microsoft Business Division	2,859	2,827	3,011	2,943	2,622	2,563	3,284	3,229
Entertainment and Devices Division	310	260	376	370	165	143	(172)	(168)
Corporate-level activity	(899)	(848)	(1,259)	(1,204)	(1,217)	(1,153)	(1,095)	(1,055)

Total Operating Income	$4,482	$4,482	$8,513	$8,513	$5,173	$5,173	$5,930	$5,930

Based on these analyses, we concluded that the impacts of the changes on our previously reported results of operations were immaterial because:

•

These changes had no impact on the consolidated results of Microsoft, but rather reflect the changes in the way our CEO monitors and assesses the business operations of Microsoft, and do not constitute a fundamental change in our operating segments.

•

When compared to our consolidated results, the impacts of the changes on the operating segments and Corporate were no greater than 3% with respect to Microsoft’s consolidated revenue, and no greater than 1% with respect to Microsoft’s consolidated operating income.

•	We determined that while some amounts in the MD&A changed, the trends discussed within our MD&A did not change for any of the segments.

Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	http://www.microsoft.com

Additional Qualitative Considerations:

Although the recasting is the result of segment reorganizations and cost allocation changes rather than an error or “misstatement” in the financial statements, we assessed the following additional qualitative indicators based on the guidance in ASC 250-10-S99 (SAB Topic 1.M) to see if they altered our quantitative conclusion:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•

The reorganized and reallocated segment results are capable of precise measurement in total. However, the intersegment cost allocation is not precisely measurable to each segment, as their expected benefit from the mobile platform is an estimate.

•	Whether the misstatement masks a change in earnings or other trends.

•

Though EDD’s income was affected, the revenue and earnings trends did not change materially, a loss was not changed to income or vice versa, and there was no impact to consolidated results due to the restatement. The changes would not materially alter prior MD&A results of operations discussions.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•	The recasting had no impact to the consolidated results of Microsoft.

•	Whether the misstatement changes a loss into income or vice versa. This should be analyzed for all years and quarters affected.

•	The recasting did not change a loss into income or vice versa.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•

The reorganization does affect the results for all operating segments; however, there was not a material impact to the trends previously reported, and the movements did not change the results of the affected business lines underlying the segments.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

•	The recasting does not affect Microsoft’s compliance with regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•	The recasting does not affect Microsoft’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•	Management’s compensation is not impacted by the historical recasting.

•	Whether the misstatement involves concealment of an unlawful transaction.

•	The recasting does not conceal an unlawful transaction.

•	Whether the misstatement was intentional.

•	The recasting was done to align Microsoft’s organization to the informational needs of the chief operating decision maker, consistent with the relevant accounting standard.

Conclusion:

Given that the changes were immaterial in relation to our consolidated results of operations, that there were no material changes in segment or product line trends discussed within our MD&A, and that there were no qualitative factors to cause us to conclude otherwise, we determined that it was not necessary to identify further details of the recasting within our MD&A or our segment footnote.